UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                            (Amendment No.__)*

                            Multi-Market Radio, Inc.
                                (Name of Issuer)

                                Common Stock
                         (Title of Class of Securities)

                                    625432109
                                 (CUSIP Number)

     Mr. Gideon J. King, Loeb Partners Corporation, 61 Broadway, New York, NY 10006 (212)483-7023 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                                   April 29, 1996
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |

     Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
- -------------------------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
CUSIP No 625432109                                   Page 2 of 8 Pages

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Loeb Partners Corporation - I.D. #13-3114801

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) XX
                                                         (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
      WC, O

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF    7  SOLE VOTING POWER
SHARES                --
BENEFICIALLY 8  SHARED VOTING POWER
OWNED BY           12,993 Shares Assuming Exercise of Warrants
EACH         9  SOLE DISPOSITIVE POWER
REPORTING             --
PERSON       10 SHARED DISPOSITIVE POWER
WITH               12,993 Shares Assuming Exercise of Warrants

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,993 Shares Assuming Exercise of Warrants

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.40%

14 TYPE OF REPORTING PERSON*
       CO  BD IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
CUSIP No 625432109                                           Page 3 of 8 Pages

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Loeb Arbitrage Fund - I.D. #13-3269989

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) XX
                                                         (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
      WC, O

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
               New York

NUMBER OF    7  SOLE VOTING POWER
SHARES             203,757 Shares Assuming Exercise of Warrants
BENEFICIALLY 8  SHARED VOTING POWER
OWNED BY           ---
EACH         9  SOLE DISPOSITIVE POWER
REPORTING          203,757 Shares Assuming Exercise of Warrants
PERSON       10 SHARED DISPOSITIVE POWER
WITH               ---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         203,757 Shares Assuming Exercise of Warrants

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.29%

14 TYPE OF REPORTING PERSON*
       PN  BD

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page 4 of 8 Pages
Item 1.   Security and Issuer.

          This statement refers to the Common Stock ("Common Stock") of Multi-Market Radio, Inc., 158 East 58th Street, New York, 10155. Bruce Morrow is the Chairman.

Item 2.   Identity and Background.

          Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with same address. Its President is Arthur E. Lee, who is also an Executive Vice President of Loeb Partners Corporation. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, Irwin D. Rowe, Vice President and Secretary and Peter A. Tcherepnine, Vice President.

          Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. John L. Loeb and Henry A. Loeb are Vice Chairmen and directors of LPC. Irwin D. Rowe is an Executive Vice President and also a director of LPC. John L. Loeb and Henry A. Loeb are uncles of Thomas L. Kempner.

          Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of Loeb Arbitrage Management, Inc., and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Messrs. John L. Loeb, Henry A. Loeb and Irwin D. Rowe are also directors of LHC, as are Robert Krones, Andrew J. McLaughlin, Jr. and Edward E. Matthews. Mr. Matthews' address is
70 Pine Street, New York, New York 10270. The business address of the other individuals is 61 Broadway, New York, New York, 10006.

          All of the individuals named are United States citizens. None have within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                                              Page 5 of 8 Pages

Item 3.    Source and Amount of Funds or Other Compensation.

          Shares of Common Stock and Warrants were acquired by LAF and LPC in margin accounts maintained with Bear Stearns Securities Corp.

Item 4    Purpose of Transaction.

          LAF and LPC have acquired shares of Common Stock and Warrants for investment purposes. LAF and LPC reserve the right to sell shares of Common stock or to acquire additional shares in open market transactions or otherwise.

Item 5    Interest in Securities of the Issuer.

          (a) The persons reporting hereby owned the following shares of Common Stock as of June 12, 1996:

                                      Shares of Common Stock

Loeb Arbitrage Fund                       183,853
Loeb Partners Corporation*                 11,697
                                          -------
                                          195,550

          This constitutes 6.08% of the 3,216,500 outstanding shares as reported by the issuer.

          Other persons reporting hereby as of April 29, 1996 owned warrants expiring March 22, 1999 to acquire Shares of Common Stock at $7.75 per share as follows:

                                          Warrants

Loeb Arbitrage Fund                        19,904
Loeb Partners Corporation*                  1,296
                                           ------
                                           21,200

          Assuming exercise of these warrants the persons reporting hereby would own 216,750 Shares of Common Stock, constituting 6.69% of the shares outstanding on this assumption.

- ---------------------
* Held for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

          (b) See paragraph (a) above.

          (c) The following purchases of Common Stock and Warrants have been made since February 29, 1996 by the persons named below:

                                                       Page 6 of 8 pages
                               PURCHASE OF COMMON STOCK

Holder                     Date            Shares        Average Price
Loeb Arbitrage Fund        04-15-96        100,128           $10.77
                           04-16-96         27,552            10.64
                           04-17-96          9,888            10.45
                           04-19-96          2,064            10.49
                           04-22-96          9,408            10.40
                           04-23-96          4,704            10.19
                           04-29-96          6,575             9.86
                           05-06-96            936            10.15
                           05-07-96             10            10.02
                           05-08-96            936            10.02
                           05-14-96          2,832            10.27
                           05-15-96          7,670            10.14
                           05-21-96          3,600            10.15
                           05-22-96          2,850            10.02
                           05-23-96          4,700             9.90

                             Date            Shares           Average Price

Loeb Partners Corporation* 04-15-96          6,372            $10.78
                           04-16-96          1,372             10.65
                           04-17-96            612             10.46
                           04-19-96            136             10.50
                           04-22-96            592             10.41
                           04-23-96            296             10.21
                           04-29-96            425              9.87
                           05-06-96             64             10.16
                           05-08-96             64             10.03
                           05-14-96            168             10.28
                           05-15-96            470             10.15
                           05-21-96            300             10.15
                           05-22-96            150             10.03
                           05-23-96            300              9.91

                                                             Page 7 of 8 Pages
                              Purchase of Warrants

                             Date               Shares           Average Price
Loeb Arbitrage Fund        04-15-96          6,576             $ 2.96
                           04-16-96          4,896               2.86
                           04-29-96          1,872               2.65
                           05-07-96          1,872               2.65
                           05-08-96          1,872               2.40
                           05-15-96            936               2.52
                           05-21-96            950               2.52
                           05-22-96            930               2.40

Loeb Partners Corporation* 04-15-96            424             $ 2.97
                           04-16-96            304               2.87
                           04-29-96            128               2.66
                           05-07-96            128               2.66
                           05-08-96            128               2.41
                           05-15-96             64               2.53
                           05-21-96             50               2.54
                           05-22-96             70               2.41

- -----------------
*Transactions for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

          All reported transactions were effected on NASDAQ.

          (d) and (e).  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO THE ISSUER.

          None.

Item 7.   Materials to be Files as Exhibits.

          None.

                                                       Page 8 of 8 Pages

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 1996                           Loeb Arbitrage Fund
                                     By:Loeb Arbitrage Management, Inc.

                                     By:/s/ Arthur E. Lee
                                        Arthur E. Lee, President

June 13, 1996                           Loeb Partners Corporation



                                     By:/s/ Arthur E. Lee
                                        Arthur E. Lee
                                        Executive Vice President